Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

Atlas Pipeline Partners, L.P.

	Nine months ended
	September 30,		Years ended December 31,

	2005	2004	2005	2004	2003	2002	2001

Earnings:
Income before income tax expense	14,893	7,224	25,752	18,334	9,639	5,398	8,556
Fixed charges	8,921	1,388	14,773	2,575	341	317	239

Total	23,814	8,612	40,525	20,909	9,980	5,715	8,795

Fixed Charges:
Interest cost and debt expense	8,478	1,202	14,175	2,301	258	250	176
Interest allocable to rental expense (1)	443	186	675	274	83	67	63
Interest capitalized	—	—	(77)	—	—	—	—
Amortization of previously capitalized interest	—	—	—	—	—	—	—

Total	8,921	1,388	14,773	2,575	341	317	239

Ratio of Earnings to Fixed Charges	2.7	6.2	2.7	8.1	29.3	18.0	36.8